ACKNOWLEDGEMENT
OF
ATLAS FINANCIAL HOLDINGS, INC.
(the “Company”)

To:    United States Securities and Exchange Commission (the “Commission”)
We refer to the comment letter dated April 30, 2013 with respect to the Schedule TO-I filed by the Company on April 12, 2013 (the “Filing”).
The Company acknowledges that:

1	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATLAS FINANCIAL HOLDINGS, INC.
Per:	/s/ Scott D. Wollney
Scott D. Wollney
President and Chief Executive Officer

Date: May 3, 2013